

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via E-mail</u>
Mr. Craig Cody
Chief Financial Officer
Kiwibox.com, Inc
330 West 38th Street, Suite 1602
New York, NY 10018

      Re: **Kiwibox.com, Inc.**
              Form 8-K Filed May 24, 2012
              File No. 000-32485

Dear Mr. Cody:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed May 24, 2012</u>

1. Please amend to file these disclosures under Item 4.02 of Form 8-K, Non-reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review.

2. In your amended filing, please include the following disclosures as required by Item 4.02(a) of Form 8-K:

   - The specific date you concluded the financial statements should not be relied upon;
   - The financial statement years and periods that should not be relied upon; and
   - A statement of whether the audit committee (or its alternative) discussed the matter with the company's independent accountant.

3.   Tell us and clarify your disclosures in your amended filing to further explain the facts and circumstances surrounding each error. With regards to the first error, explain when the error was identified, when the contract had been cancelled and when the adjustment should have been recorded. Also explain why a cancelled contract with a customer and "de-recognition" of the related accounts receivable would result in an adjustment to accumulated other comprehensive income, specifically foreign currency translation loss. In this regard, tell us the offsetting credit entry when you initially recorded the accounts receivable and tell us why de-recognition of the receivable was not offset against such account. With regards to the second error, explain what the original liability was eliminated against and why the correction of this error also impacts foreign currency translation loss in accumulated other comprehensive income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief